Exhibit 4.13

DESCRIPTION OF CAPITAL STOCK

PCA's certificate of incorporation authorizes the issuance of up to 300,000,000 shares of common stock, par value $0.01 per share and 3,000,000 shares of preferred stock, par value $0.01 per share.  As of December 31, 2019, 94,654,516 shares of common stock were issued and outstanding and no shares of preferred stock were outstanding. All outstanding shares of common stock are duly authorized, validly issued, fully paid and non-assessable.

PCA's certificate of incorporation authorizes its board of directors, subject to any limitations prescribed by law, to issue shares of preferred stock in one or more series without stockholder approval. Each series of preferred stock will have the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as will be determined by the board of directors.

Common Stock

Voting.  Each holder of common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders and there are no cumulative voting rights.

Dividends.  Subject to preferences to which any holders of preferred stock may be entitled, holders of common stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor.

Liquidation.  If there is a liquidation, dissolution or winding up of PCA, holders of common stock would be entitled to share in PCA's assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Other Rights and Preferences.  Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by the rights of the holders of shares of any series of preferred stock which the board of directors of PCA may designate in the future.

Listing.  PCA’s common stock is listed on the New York Stock Exchange under the symbol “PKG.”

Certain Anti-Takeover Effects

PCA's certificate of incorporation and its bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of PCA.

Advance Notice of Proposals and Nominations. PCA’s certificate of incorporation and bylaws provide for an advance notice procedure for stockholders to nominate persons to stand for election as a director or to bring other business before meetings of the stockholders. Any stockholder wishing to nominate persons to stand for election as a director or to bring other business before meetings must deliver advance written notice and certain other information to PCA’s Secretary in accordance with our bylaws.

 Limits on Special Meetings. PCA’s certificate of incorporation and bylaws provide that special meetings of our stockholders may only be called by our board of directors or chief executive officer.

Business transacted at any special meeting will be limited to the purposes specified in the notice calling such meeting.   Stockholders may not act by written consent.

Preferred Stock. PCA’s board of directors is authorized to approve the issuance of one or more series of preferred stock without further authorization of our stockholders and to establish the rights, preferences, privileges and restrictions of the preferred stock, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences. As a result, our board of directors, without stockholder approval, could authorize the issuance of preferred stock with rights and preferences that could proportionately reduce, minimize or otherwise adversely affect the voting power and other rights of holders of common stock or other series of preferred stock or that could have the effect of delaying, deferring or preventing a change in our control.